Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103



JOHN M. FORD
202/739-5856
jmford@morganlewis.com


September 18, 2007


VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Request for Withdrawal of Registration Statement on Form N-14 for Touchstone Strategic Trust (File Nos. 333-134486 and 811-3651)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, Touchstone Strategic Trust (the "Registrant") on behalf of Touchstone Small Cap Growth Fund, respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration statement on Form N-14 filed with the Commission on September 14, 2007.

This withdrawal is being made to correct a technical error that occurred during the filing of the registration statement on Form N-14.

On behalf of the Registrant, I respectfully submit this application for withdrawal of the filing made on September 14, 2007.

Please contact me at (215) 963-5110 with your questions or comments.

Sincerely,

/s/ John M. Ford
----------------
John M. Ford